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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          BLACK WARRIOR WIRELINE CORP.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0005 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    092260504
                                 (CUSIP NUMBER)

                                JOHN L. THOMPSON
                                   SJMB, L.P.
                                C/O SJMB, L.L.C.
                          4295 SAN FELIPE, SUITE 200
                              HOUSTON, TEXAS 77027
                                 (713) 871-0799
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                OCTOBER 26, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX.     [ ]

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT.       [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 458144102                   13D/A


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|   1  |   NAMES OF REPORTING PERSONS
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|      |   SJMB, LLC  76-0559974
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[ ]
|      |                                                          (b)[ ]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS*
|      |   N/A
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|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |                                                               Delaware
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |                                         54,262,497
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |                                                  0
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |                                         54,262,497
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |                                                  0
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |                                                             54,262,497
--------------------------------------------------------------------------------
|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *          [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |                                                                   87.9%
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON *
|      |                                                                     CO
--------------------------------------------------------------------------------

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ITEM 1. Security and Issuer.

This statement constitutes Amendment No. 4 to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 16, 1998, (the "Original Filing"), with respect to shares of the common stock, par value $.0005 per share (the "Common Stock"), of Black Warrior Wireline, Corp., a Delaware corporation ("BWWC") of 3748 Highway #45 North, Columbus, Mississippi 39701, beneficially owned by SJMB, L.P., a Delaware partnership ("SJMB"). This Amendment No. 4 reflects certain material changes in the information set forth in the Original Statement, as follows:

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, as amended.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

On October 26, 2001, SJMB sold a BWWC convertible promissory notes with a principal balance $400,000 and related accrued interest and warrants to purchase 1,640,000 shares of BWWC Common Stock. These securities were sold to a third party in a private transaction. The convertible promissory note has a conversion price of $0.75 per share, and the warrants have an exercise price of $0.75 per share.

Charles E. Underbrink, a director of SJMB LLC is the sole member of Northgate LLC and is a 50% owner of Hub, Inc. He is the Trustee of The Piper Aurora Underbrink Trust. Each of John L. Thompson, a director and officer of SJMB LLC, Mr. Underbrink, Northgate LLC, Hub, Inc., and The Piper Aurora Underbrink Trust beneficially own shares of BWWC Common Stock. On December 17, 2001,
Mr. Underbrink and Mr. Thompson, as tenants in common, acquired a $750,000 convertible promissory note and warrants to purchase 3,075,000 shares of BWWC Common Shares. On or after December 17, 1999, Mr. Underbrink, Northgate LLC, Hub Inc., and/or The Piper Aurora Underbrink Trust acquired additional convertible promissory notes with an aggregate principal amount of $877,375 and warrants to purchase 3,597,236 shares of BWWC Common Stock. The convertible promissory notes have a conversion price of $0.75 per share, and the warrants have an exercise price of $0.75 per share. Additionally, on February 9, 2001, Mr. Underbrink was issued warrants to purchase 700,000 shares of BWWC Common Stock as consideration for providing a $5,000,000 principal and interest payment guaranty to Coast Business Credit. These warrants have an exercise price of $0.75 per share.

SJMB disclaims ownership of all shares Beneficially owned by John L. Thompson, Charles E. Underbrink, Northgate LLC, Hub, Inc., and The Piper Aurora Underbrink Trust.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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Dated: November 29, 2001


                                         SJMB, L.L.C.

                                         By: /s/ JAMES H. HARRISON
                                         Name:   James H. Harrison
                                         Title:  Vice President

                                         SJMB, L.P.
                                         By: SJMB, L.L.C.,
                                         General Partner

                                         By: /s/ JAMES H. HARRISON
                                         Name:   James H. Harrison
                                         Title:  Vice President






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